UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

           ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

/ / Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

/ /  Form 3 Holdings Reported

/X/  Form 4 Transactions Reported

1.   Name and Address of Reporting Person*

     Davis     David
     (Last)    (First)   (Middle)

     c/o Medialink Worldwide Incorporated
     708 Third Avenue
          (Street)

     New York       New York  10017
     (City)         (State)   (Zip)

2.   Issuer Name and Ticker or Trading Symbol
     Medialink Worldwide Incorporated (MDLK)

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year
                    12/97

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)
     /X/  Director                      / /  10% Owner
     /X/  Officer (give title below)    / /  Other (specify below)

     Sr. Vice President/Int'l
     -------------------------------------------------------------------------

7.   Individual or Joint/Group Reporting (Check Applicable Line)
     /X/  Form filed by One Reporting Person
     / /  Form filed by More than One Reporting Person

 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                           4.   Securities Acquired
                                                                                (A) or Disposed of (D)
                                   2.   Trans-                                  (Instr. 3, 4 and 5)
                                        action         3.   Transaction         -------------------------
                                        Date                Code                          (A) or
1.   Title of Security (Instr.3)        (Month/Day/Year)    (Instr. 8)          Amount    (D)       Price
     ---------------------------        ----------------    --------------      -------   -------   ------
     Common Stock                       12/10/97            M                   1,000     A         $1.25


                                   5.   Amount              6.   Ownership
                                        of Secu-                 Form:
                                        rities                   Direct         7.   Nature of
                                        Beneficially             (D) or              Indirect
                                        Owned at end of          Indirect            Beneficial
                                        Issuer's Fiscal Year     (I)                 Ownership
                                        (Instr.3 and 4)          (Instr. 4)          (Instr. 4)
                                        ---------------------    ------------        -----------
                                        3,521                    D



*If the form is filed by more than one reporting person, see instruction 4(b)(v).


                    Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                              (e.g., puts, calls, warrants, options, convertible securities)

                                                                                5.   Number of Deriva-
                                                                                     tive Securities     6.   Date Exercisable
                                                            4.   Transaction         Acquired (A) or          and Expiration
                              2.   Conver-   3.   Trans-         Code                Disposed of (D)          Date (Month/Day/
                                   sion of        ation          (Instr. 8)          (Instr. 3, 4, and 5)     Year)
                                   Exercise       Date           ------------        ----------------------   ----------------
                                   Price of       (Month/                                                     Date      Expir-
1.   Title of Derivative           Derivative     Day/                                                        Exer-     ation
     Security (Instr. 3)           Security       Year)          Code                (A)       (D)            cisable   Date
    ------------------------       -----------    ---------      -----               --------- ------------   -------   ------
     Employee Stock Option         $11.125        09/03/97       A                   2,000                    (1)       09/03/2007
     (Right to Buy*)
     Employee Stock Option         $ 1.25         12/10/97       M                             1,000          03/01/94  02/28/2003
     (Right to Buy*)






                              7.   Title and Amount of                     9.   Number of      10.  Ownership
                                   Underlying Securities                        Derivative          of
                                   (Instr. 3 and 4)         8.   Price of       Securities          Derivative     11.  Nature of
                                   ------------------------      Derivative     Beneficially        Security:           Indirect
                                                  Amount or      Secur-         Owned at End        Direct (D)          Beneficial
                                                  Number of      ity            of Year             or Indirect         Ownership
                                   Title          Shares         (Instr. 5)     (Instr. 4)          (I) (Instr. 4)      (Instr. 4)
                                   ------         ----------     ----------     ------------        --------------      -----------
                                   Common Stock   2,000                         27,400               D
                                   Common Stock   1,000


Explanation of Responses:

(1) Twenty (20%) percent of such shares are exercisable on the date of grant, September 3, 1997. An additional twenty (20%) percent of such shares, on a cumulative basis, are exercisable each year thereafter on the anniversary of each succeeding year.



               /s/David Davis                     February 12, 1998
-----------------------------------------------   ---------------------------
     **Signature of Reporting Person                        Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.